

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2014

Via E-mail
C. David Cush
President and Chief Executive Officer
Virgin America Inc.
555 Airport Boulevard
Burlingame, CA 94010

> **Re:** **Virgin America Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed November 10, 2014**
> **File No. 333-197660**

Dear Mr. Cush:

We have reviewed your responses to the comments in our letter dated November 6, 2014 and have the following additional comments.

Dilution, page 52

1. Please explain how you determined the total consideration of $478,222 paid for 28,156,796 shares for 2014 Recapitalization-converted security holders and employee compensation reflected in the table of shares purchased and consideration paid by your existing shareholders. Similarly, please explain how you determined the aggregate total consideration to be paid by new investors in your offering of $20.69 per share when your expected public offering price will be $22.50 per share. Please advise or revise as appropriate.

Unaudited Pro Forma Consolidated Balance Sheet and Statements of Operations, page 56

2. We note the disclosure that has been added on page 56 which indicates that unaudited pro forma financial information gives effect to the payment of approximately $2.0 million of withholding taxes on the 218,550 shares of common stock to be issued to certain executive officers and management upon completion of the offering. However, we are unclear as to where the related pro forma adjustment has been reflected in the pro forma balance sheet or statements of operations. Please advise or revise as appropriate.

C. David Cush
Virgin America Inc.
November 12, 2014
Page 2

(2) Pro Forma Adjustments, page 63

3. Refer to footnote (2)(c). As requested in our prior comment 15, please revise footnote (2)(c) to explain how you calculated or determined the estimated fair value of $38.5 million for the $50 million Post-IPO note to be issued as part of the 2014 Recapitalization transaction. Note (2) on page F-10 of the financial statements should be similarly revised.

4. We note the changes to footnote (2)(f) in response to our prior comment 9 but do not believe that the revisions made were fully responsive to our prior comment. Please revise footnote (2)(f) to include a table identical to that reflected in Note 15 to the financial statements that clearly shows how the weighted average number of shares used to compute pro forma basic and diluted earnings per share for the year ended December 31, 2013 and the nine months ended September 30, 2014 were calculated or determined.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Tad J. Freese
        Latham & Watkins LLP